                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge, PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    nathan_m_will@vanguard.com

June 2, 2011

Brion Thompson, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Trustees’ Equity Fund

Dear Mr. Thompson:

The following responds to your comments of May 16 and 18, 2011 on the post-effective amendment of the above-referenced registrant (the “Trust”) and its series, Vanguard Emerging Markets Select Stock Fund (the “Fund”).  You commented on Post-Effective Amendment Nos. 56 and 57, which were filed on March 28, 2011, and April 15, 2011 pursuant to Rule 485(a).

Comment 1:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       You state that the Fund invests mainly in “equity securities of companies located in emerging markets.”  Please add disclosure explaining how the Fund determines whether a company is “located in” an emerging market.

Response:        We will add the requested disclosure as follows:

Security Selection

The Fund uses multiple investment advisors. Each advisor independently selects and maintains a portfolio of equity securities of emerging markets companies for the Fund.  A company is considered to be located in an emerging market if it: has a class of securities whose principal securities market is in an emerging country; is organized under the laws of, or has a principal office in, an emerging country; derives 50% or more of its total revenue from good produced, sales made, or services provided in one or more emerging countries; or maintains 50% or more of its assets in one or more emerging countries.  Equity securities may include common stock, preferred stock, depositary receipts, convertible securities, and rights to purchase common stock.

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Comment 2:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       You state that the Fund invests mainly in “equity securities of companies located in emerging markets.”  Please add disclosure explaining how the Fund determines whether a particular market is an “emerging market.”

Response:        We will add the requested disclosure as follows:

Security Selection

The Fund uses multiple investment advisors. Each advisor independently selects and maintains a portfolio of equity securities of emerging markets companies for the Fund.  The advisors may consider emerging countries to be those included in the Fund’s benchmark index, countries classified as emerging economies by the World Bank, and other countries or markets with similar emerging characteristics. A company is considered to be located in an emerging market if it has a class of securities whose principal securities market is in an emerging country, is organized under the laws of, or has a principal office in, an emerging country, derives 50% or more of its total revenue from good produced, sales made or services provided in one or more emerging countries, or maintains 50% or more of its assets in one or more emerging countries.  Equity securities may include common stock, preferred stock, depositary receipts, convertible securities, and rights to purchase common stock.

Comment 3:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       You state that the Fund will invest at least 80% of its assets in “stocks” of companies located in emerging markets.  Please specify the type of stock in which the Fund will invest.

Response:        We will add the requested disclosure as follows:

“At least 80% of the Fund’s assets will be invested in common stocks of companies located in emerging markets.”

Comment 4:   Statement of Additional Information – Officers and Trustees

Comment:       Please include disclosure indicating that the Fund’s Chairman of the Board is an “interested person” as defined in the 1940 Act.

Response:        We will add the requested disclosure as follows:

The independent trustees appoint the chairman of the board. The roles of chairman of the board and chief executive officer currently are held by the same person; as a result, the chairman of the board is an “interested” Trustee.  The independent trustees generally believe that the Vanguard funds’ chief executive officer is best qualified to serve as chairman and that fund shareholders benefit from this leadership structure through accountability and strong day-to-day leadership.

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Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses and explanations.

Sincerely,

Nathan Will

Associate Counsel

The Vanguard Group, Inc.

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